                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2003
                                SEC File #0-24570

--------------------------------------------------------------------------------

                              CENTRAL MINERA CORP.


                        Ste. 1040 - 885 West Georgia St.
                                  Vancouver, BC
                                     V6C 3E8
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F   X       Form 40-F
                             -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                 No   X
                       -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

THIS FORM 6-K CONSISTS OF:


BC FORM 51-901F
AUDITED FINANCIAL STATEMENTS
BC FORM 51-901F
MANAGEMENT DISCUSSION AND ANALYSIS
NOTICE OF MEETING
FORM OF PROXY
PROXY CIRCULAR
NOTICE OF CHANGE OF AUDITOR
LETTER FROM RESIGNING AUDITOR
LETTER FROM SUCCESSFUL AUDITOR
LETTER FROM BOARD
MATERIAL CHANGE REPORT - BC FORM 53-901F
PRESS RELEASE
BC FORM 51-901F
1ST QUARTER FINANCIAL STATEMENTS
BC FORM 51-901F
1ST QUARTER MANAGEMENT DISCUSSION AND ANALYSIS
LETTER RE: MAILING


                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            CENTRAL MINERA CORPORATION



                                            By: "Michael Cytrynbaum"



                                            Name:  Michael Cytrynbaum

                                            Title: President


Date: November 24, 2003

BRITISH COLUMBIA                                                   ANNUAL REPORT
SECURITIES COMMISSION                                            BC FORM 51-901F
                                                            (previously Form 61)



                              CENTRAL MINERA CORP.

                            YEAR ENDING JUNE 30, 2003


--------------------------------------------------------------------------------------------
ISSUER DETAILS                                 FOR YEAR ENDED             DATE OF REPORT
NAME OF ISSUER                                                               (YY/MM/DD)

Central Minera Corp.                            June 30, 2003                2003/11/14
--------------------------------------------------------------------------------------------
ISSUER ADDRESS

1040 - 885 West Georgia Street
--------------------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                       ISSUER FAX NO.          ISSUER TELEPHONE NO.

Vancouver, British Columbia, V6C 3E8            (604) 669-0131             (604) 687-6191
--------------------------------------------------------------------------------------------
CONTACT NAME                                  CONTACT'S POSITION          CONTACT PHONE NO.

Barbara West                                                               (604) 687-6191
--------------------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                        WEB SITE ADDRESS

barbwest@look.ca                              N/A
--------------------------------------------------------------------------------------------

CERTIFICATE

The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                           PRINT FULL NAME               DATE SIGNED

"Michael Cytrynbaum"                          Michael Cytrynbaum              2003/11/14
--------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                           PRINT FULL NAME               DATE SIGNED

"Murray Kosick"                                  Murray Kosick                2003/11/14
--------------------------------------------------------------------------------------------

                              CENTRAL MINERA CORP.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                  JUNE 30, 2003

                           (EXPRESSED IN U.S. DOLLARS)

(STEELE & CO. LETTERHEAD)



AUDITORS' REPORT


TO THE SHAREHOLDERS OF
CENTRAL MINERA CORP.


We have audited the balance sheets of Central Minera Corp. (a development stage company) as at June 30, 2003 and 2002 and the statements of operations and deficit and cash flow for the periods ended June 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and changes in its cash resources for the years ended June 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles consistently applied.


Vancouver, Canada                                          "STEELE & CO."
September 9, 2003                                          CHARTERED ACCOUNTANTS


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as that described in
Note 1 of these financial statements. Our report to the shareholders dated September 9, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.


Vancouver, Canada                                          "STEELE & CO."
September 9, 2003                                          CHARTERED ACCOUNTANTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)

                                                             JUNE 30,
                                                       2003            2002
                                                   ------------    ------------
ASSETS
  CURRENT
    CASH (NOTE 4)                                  $     65,569    $      6,021
    FUNDS HELD IN TRUST                                       -         175,000
    ACCOUNTS RECEIVABLE                                  19,143           8,929
    MARKETABLE SECURITIES (NOTE 5)                        8,513           6,418
                                                   ------------    ------------
                                                         93,225         196,368
  CAPITAL (NOTE 6)                                        2,109               -
  MINERAL PROPERTIES AND INTERESTS (NOTE 7)                   2               2
                                                   ------------    ------------
                                                   $     95,336    $    196,370
                                                   ============    ============
LIABILITIES
  CURRENT
    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES       $     24,209    $     75,290
    LOAN PAYABLE                                              -          19,749
                                                   ------------    ------------
                                                         24,209          95,039
                                                   ------------    ------------
SHARE CAPITAL AND DEFICIT
  CONVERTIBLE DEBENTURES (NOTE 8)                       300,000         250,000
  SHARE CAPITAL (NOTE 9)                             41,547,541      41,441,857
  DEFICIT                                           (41,776,414)    (41,590,526)
                                                   ------------    ------------
                                                         71,127         101,331
                                                   ------------    ------------
                                                   $     95,336    $    196,370
                                                   ============    ============
  RELATED PARTY TRANSACTIONS (NOTE 10)
  COMMITMENTS (NOTE 11)


APPROVED BY THE DIRECTORS

  "Michael Cytrynbaum"
-------------------------

    "Murray Kosick"
-------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN U.S. DOLLARS)

                                                               CUMULATIVE
                                                               TO JUNE 30,                YEARS ENDED JUNE 30,
                                                                  2003             2003            2002            2001
                                                               -----------     -----------     -----------     -----------
ADMINISTRATION EXPENSES
  ACCOUNTING AND AUDIT                                         $   693,355     $     8,141     $    23,845     $    24,771
  AMORTIZATION                                                     282,311             372             912          15,194
  CONSULTING FEES                                                1,801,122         107,304          40,490          64,048
  LEGAL                                                          1,843,752         129,860          75,944          33,673
  OFFICE                                                           927,375           5,912          12,268          14,072
  RENT                                                             726,425             153          72,065          65,010
  SALARIES AND BENEFITS                                            291,252          11,854               -               -
  TRANSFER AGENT AND FILING FEES                                   161,762          16,345           8,042          11,418
  TRAVEL AND PROMOTION                                           1,215,901          21,372             999           4,648
                                                               -----------     -----------     -----------     -----------
                                                                 7,943,255         301,313         234,565         232,834
                                                               -----------     -----------     -----------     -----------
INTEREST AND OTHER INCOME                                       (1,517,838)         (7,249)        (30,242)        (85,495)
LOSS (GAIN) ON FOREIGN EXCHANGE                                     43,924         (11,572)         (3,213)          4,462
WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY (NOTE 7)             1,000,799               -               -       1,000,799
LOSS (GAIN) ON SALE AND WRITE-DOWN OF MARKETABLE SECURITIES        (13,961)          2,079               -           7,222
WRITE-DOWN OF MINERAL PROPERTIES (NOTE 7)                       24,724,778             741               -             960
LOSS ON SALE OF CAPITAL ASSETS                                      11,307               -           1,512               -
SETTLEMENT OF LAWSUITS, NET OF (RECOVERIES)                        729,038         (99,424)              -        (310,538)
LOSS ON SALE OF SUBSIDIARY                                       8,855,112               -               -               -
                                                               -----------     -----------     -----------     -----------
                                                                33,833,159        (115,425)        (31,943)        617,410
                                                               -----------     -----------     -----------     -----------
NET LOSS FOR THE PERIOD                                         41,776,414         185,888         202,622         850,244
DEFICIT BEGINNING OF THE PERIOD                                          -      41,590,526      41,387,904      40,537,660
                                                               -----------     -----------     -----------     -----------
DEFICIT END OF THE PERIOD                                      $41,776,414     $41,776,414     $41,590,526     $41,387,904
                                                               ===========     ===========     ===========     ===========
NET LOSS PER COMMON SHARE                                                      $       .01     $       .01     $       .04
                                                                               ===========     ===========     ===========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                   21,826,240      21,760,068      21,760,068
                                                                               ===========     ===========     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW

(EXPRESSED IN U.S. DOLLARS)

                                                     CUMULATIVE
                                                     TO JUNE 30,                 YEARS ENDED JUNE 30,
                                                        2003              2003           2002           2001
                                                    ------------       ---------       ---------     -----------
CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES
    NET LOSS FOR THE PERIOD                         $(41,776,414)      $(185,888)      $(202,622)    $  (850,244)
    ITEMS NOT INVOLVING CASH
      AMORTIZATION                                       282,310             372             912          15,194
      LOSS ON SALE OF SUBSIDIARY                       8,855,112               -               -               -
      LOSS ON SALE OF CAPITAL ASSETS                      11,307               -           1,512               -
      WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY      1,000,799               -               -       1,000,799
      WRITE-DOWN OF MINERAL PROPERTIES                24,724,777             741               -             960
      STOCK COMPENSATION EXPENSE                           9,073           9,073               -               -
      SHARE CONSIDERATION PAYABLE INCLUDED IN
       ALLOWANCE FOR SETTLEMENT OF LAWSUITS              375,000               -               -               -
                                                    ------------       ---------       ---------     -----------
                                                      (6,518,036)       (175,702)       (200,198)        166,709
    NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS
      ACCOUNTS RECEIVABLE                                (19,143)        (10,214)          6,934           7,990
      RENT DEPOSIT                                             -               -          17,559               -
      MARKETABLE SECURITIES                               (8,513)         (2,095)              -             162
      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES            24,209         (51,081)         56,172         (41,842)
                                                    ------------       ---------       ---------     -----------
                                                      (6,521,483)       (239,092)       (119,533)        133,019
                                                    ------------       ---------       ---------     -----------
  FINANCING ACTIVITIES
    LOAN AND CONVERTIBLE DEBENTURES PAYABLE              321,611          51,862         269,749               -
    FUNDS HELD IN TRUST                                        -         175,000        (175,000)              -
    SHARES ISSUED FOR CASH                            25,391,857          75,000               -         901,002
                                                    ------------       ---------       ---------     -----------
                                                      25,713,468         301,862          94,749         901,002
                                                    ------------       ---------       ---------     -----------
  INVESTING ACTIVITIES
    MINERAL PROPERTIES                               (17,311,378)           (741)              -            (957)
    INVESTMENT IN PRIVATE COMPANY                     (1,000,799)              -               -      (1,000,800)
    PURCHASE OF CAPITAL ASSETS                          (814,239)         (2,481)              -          (3,636)
                                                    ------------       ---------       ---------     -----------
                                                     (19,126,416)         (3,222)              -      (1,005,393)
                                                    ------------       ---------       ---------     -----------
CHANGE IN CASH FOR THE PERIOD                             65,569          59,548         (24,784)         28,628
CASH BEGINNING OF THE PERIOD                                   -           6,021          30,805           2,177
                                                    ------------       ---------       ---------     -----------
CASH END OF THE PERIOD                              $     65,569       $  65,569       $   6,021     $    30,805
                                                    ============       =========       =========     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


1.   GOING CONCERN CONSIDERATIONS

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at September 9, 2003, the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

     For the years ended June 30, 2003, 2002 and 2001, the Company sustained operating losses of $185,888, $202,622 and $850,244 respectively.


2.   CONTINUING OPERATIONS

     The Company is engaged in the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2001, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Mineral Properties

          The Company accounts for its mineral properties whereby all direct costs relative to the acquisition are capitalized and all exploration and development of these properties are expensed until an economic feasibility study is completed. All pre-production revenue and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property are charged to operations using the unit-of-production method based on reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work being carried out on a property, the costs related to that property are written down to the estimated amount recoverable.

          The Company's mineral properties are in the exploration stage and it has not yet been determined whether the properties contain ore reserves that are economically recoverable. The amounts shown for mineral properties are not intended to reflect present or future values. The recoverability of the investment in these properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the mineral properties, the ability of the Company to finance their development and upon future profitable production.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     b.   Foreign Currency Translation

          The Company's operations have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets have been translated using historical rates of exchange. Revenues and expenses have been translated into U.S. dollars at the average rate of exchange prevailing during the period, except for amortization which is translated at exchange rates applicable to the related asset. Translation gains or losses are included in the determination of earnings.

     c.   Loss Per Share

          Loss per share has been calculated using the weighted average number of shares outstanding.

     d.   Estimates and Fair Values

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, environmental issues and the outcome of lawsuits. Actual results could differ from those estimates. The financial instruments, which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.

     e.   Capital Assets

          Capital assets are recorded at cost. The cost, less the salvage or residual value, is charged to income over their estimated useful lives, using the following annual rates and method:

          Office furniture and equipment        declining balance at 20% - 30% per annum

     f.   Incentive Stock Options

          On July 1, 2002, the Company prospectively adopted new recommendations of the Canadian Institute of Chartered Accountants related to the recognition, measurement and disclosure of stock-based compensation. These recommendations encourage, but do not require, enterprises to recognize compensation costs for incentive stock options using the fair value based method. Under the fair value based method, the value of a stock option is determined using an option pricing model that takes into account as of the grant date, the exercise price, expected life of the option, the current price of the underlying stock, its expected volatility, expected dividends on the stock and the risk-free interest rate over the expected life of the option.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     f.   Incentive Stock Options (Continued)

          Pursuant to these recommendations, the Company has elected not to adopt the fair value method of accounting for its employee incentive stock options because of the Company's limited use of stock-based compensation in relation to the complexity of the computation required. The Company provides, in Note 9, pro-forma information on the impact on the financial statements if the fair market value based method described above was applied to incentive stock options. The Company accounts for incentive stock options using the settlement method. Under this method, no compensation expense is recognized on the grant of incentive stock options and consideration received on exercise is credited to share capital. Stock based awards made to non-employees are measured and recognized using a fair value based method.

     g.   Income Taxes

          The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

     h.   Cumulative and Comparative Figures

          The cumulative amounts in the statements of operations and cash flow include the results of operations which were discontinued by the disposal or abandonment of subsidiary companies. Certain of the comparative figures have been re-classified to conform to the current year's financial statement presentation.


4.   CASH

     The Company maintains its cash balances in various currencies. At the year end, the currencies held and the United States equivalents were as follows:

                                                         2003      2002
                                                        -------   ------
     Canadian dollars                                   $ 8,839   $3,051
     U.S. dollars                                        56,730    2,970
                                                        -------   ------
                                                        $65,569   $6,021
                                                        =======   ======


5.   MARKETABLE SECURITIES

     Marketable securities are carried in the accounts at the lesser of quoted market value and cost. The current quoted market value of the securities is $12,000.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


6.   CAPITAL ASSETS

                                                     ACCUMULATED      NET BOOK VALUE
                                          COST      AMORTIZATION      2003      2002
                                         ------     ------------     ------     ----
     Office furniture and equipment      $2,481         $372         $2,109      $-


7.   MINERAL PROPERTIES AND INTERESTS

     a.   Investment in Private Company

          The Company acquired a 15.72% interest in a private company incorporated in Nevada, U.S.A. The Nevada company is in the development stage and is exploring properties in southern Nevada (the "Eldorado Project"). It is unlikely that any benefit will accrue to the Company during the development stages and the Company's investment of $1,000,800 has been written down to a nominal value.

     b.   Mineral Property Interests

          The Company has abandoned its mineral interests in Canada, Mexico, Nicaragua and Nevada and all property-related costs have been expensed.


8.   CONVERTIBLE DEBENTURES

     The Company has completed a convertible debenture issue of $300,000. The debentures are unsecured, have a maturity date of July 31, 2004 and are deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each $.10 (3,000,000 units). Each unit consists of one variable multiple voting share and one non-transferrable share purchase warrant to acquire one subordinate voting share at $.10 (originally $.30) per share before July 31, 2004. Related parties have subscribed for the debentures.


9.   SHARE CAPITAL

     a.   Authorized

          3,000,000 multiple variable voting shares without par value Unlimited number of subordinate voting shares without par value

          During the year the Company altered its existing share capital into variable multiple voting shares and subordinate voting shares. The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


9.   SHARE CAPITAL (CONTINUED)

     b.   Subordinate Voting Shares


               Issued
                                                                     PRICE PER
                                                                       SHARE         SHARES       CONSIDERATION
                                                                     ---------     ----------     -------------
               Balance June 30, 2002 and 2001                                      21,760,068      $41,441,857
               Shares issued
                 For cash - Private placement                           $.10          750,000           75,000
                 For debt settlement (related party loan payable)       $.10          216,114           21,611
                 Escrow shares cancelled                                             (562,500)               -
                 Stock option expense                                   $  -                -            9,073
                                                                                   ----------      -----------
               Balance June 30, 2003                                               22,163,682      $41,547,541
                                                                                   ==========      ===========

     c.   Incentive Stock Option

          The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

          Details of director, employee and consultants share purchase options are as follows:

           BALANCE                    BALANCE
           JUNE 30,                   JUNE 30,    EXERCISE
             2002        CHANGE        2003         PRICE        EXPIRY DATE
          ---------    ----------    ---------    --------    ------------------
          1,065,000    (1,065,000)           -       $.20     September 14, 2002
            700,000      (700,000)           -       $.20     October 18, 2002
            400,000      (400,000)           -       $.20     December 3, 2002
                  -       600,000      600,000       $.20     December 31, 2003
                  -     1,325,000    1,325,000       $.20     December 31, 2005
          ---------     ---------    ---------
          2,165,000      (240,000)   1,925,000
          =========     =========    =========

          The weighted average exercise price of options outstanding as at June 30, 2003 is $.20 (2002 - $.20).

          The Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for its incentive stock options plans as described in Note 3(f). If this approach had been applied, the Company's net loss and net loss per share would have been as below:

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


9.   SHARE CAPITAL (CONTINUED)

     c.   Incentive Stock Option (Continued)

          Loss for the year
            As reported                                               $185,888
            Pro-forma                                                 $218,428

          Basic and fully diluted loss per share
            As reported                                               $    .01
            Pro-forma                                                 $    .01

          The fair value for the options was estimated using the Black-Scholes option pricing model assuming: no expected dividends; interest rate - 3.25%, term - 2 years; and share price volatility - 36%.

     d.   Share Purchase Warrants

           BALANCE               BALANCE
           JUNE 30,              JUNE 30,     EXERCISE
             2002      CHANGE      2003         PRICE         EXPIRY DATE
          ---------    ------    ---------   ----------     ----------------
          3,000,000          -   3,000,000   $.10/2 wts     November 30, 2003
          3,003,340          -   3,003,340   $.10/2 wts     November 30, 2003
                  -    966,114     966,114   $.10/1 wt      June 5, 2005
          ---------    -------   ---------
          6,003,340    966,114   6,969,454
          =========    =======   =========

          During the year, the Company repriced its outstanding warrants as at June 30, 2002 to $.10 from $.15 and $.30 respectively.

     e.   Subsequent Event

          Subsequent to the year end, the Company issued 3,000,000 multiple variable voting shares and warrants to acquire 3,000,000 subordinate voting shares at $.10 per share exercisable to July 31, 2004.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


10.  RELATED PARTY TRANSACTIONS

     Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                    2003      2002      2001
                                                   -------   -------   -------
       Consulting or other fees paid to
        directors/officers or to companies
        controlled by directors/officers           $94,390   $35,754   $59,769
                                                   =======   =======   =======

       Occupancy costs charged to companies
        controlled by a director/officer and
        a public company under common management   $     -   $29,135   $52,280
                                                   =======   =======   =======


11.  COMMITMENTS

     The Company has entered into a management agreement, with a company controlled by a director, which requires minimum annual payments of approximately $128,000 ($180,000 Cdn). The agreement contains a clause requiring a termination payment of approximately $64,000. The corporate related party has voluntarily reduced the monthly fee to $5,400 (Cdn. $7,500) commencing March, 2003.


12.  INCOME TAXES

     As at June 30, 2003, the Company has Canadian operating losses available to reduce future years' taxable income of approximately $4,368,000. The losses commence to expire in 2004. No future income tax benefit has been reflected in the financial statements.


13.  SEGMENTED INFORMATION

     The Company is organized based on geographic areas. Information by reportable segment is as follows:

     2003                           CANADA    USA     TOTAL
     ----                          --------   ---    --------
     Operations
       Interest income             $   (852)   $-    $   (852)
       Amortization                     372     -         372
       Administration and other     186,368     -     186,368
                                   --------    --    --------
       Loss for the year           $185,888    $-    $185,888
                                   ========    ==     ========
     Total assets                  $ 95,335    $1    $ 95,336
                                   ========    ==     ========

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


13.  SEGMENTED INFORMATION (CONTINUED)

     2002                                  CANADA         USA        TOTAL
     ----                                ---------    ----------    --------
     Operations
       Interest income                   $    (199)   $        -    $   (199)
       Amortization                            912             -         912
       Administration and other            201,909             -     201,909
                                         ---------    ----------    --------
       Loss for the year                 $ 202,622    $        -    $202,622
                                         =========    ==========    ========
     Total assets                        $ 196,369    $        1    $196,370
                                         =========    ==========    ========

     2001                                  CANADA         USA        TOTAL
     ----                                ---------    ----------    --------
     Operations
       Interest income                   $ (22,169)   $        -    $(22,169)
       Amortization                         15,194             -      15,194
       Administration and other           (143,580)    1,000,799     857,219
                                         ---------    ----------    --------
       Loss for the year                 $(150,555)   $1,000,799    $850,244
                                         =========    ==========    ========
     Total assets                        $  73,070    $        1    $ 73,071
                                         =========    ==========    ========


14. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

     a.   Income Taxes

          For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


14. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP") (CONTINUED)

     b.   Stock-Based Compensation

          For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.

     c.   Other Accounting Standards

          i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

          ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences.

     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

          June 30,                                      2003            2002            2001
          --------                                  ------------    ------------    ------------
          Share capital, under Canadian GAAP        $ 41,547,541    $ 41,441,857    $ 41,441,857
          Adjustment for APB No. 25                       12,490          21,563          21,563
                                                    ------------    ------------    ------------
          Share capital under U.S. GAAP             $ 41,560,031    $ 41,463,420    $ 41,463,420
                                                    ============    ============    ============

          Deficit, under Canadian GAAP              $(41,776,414)   $(41,590,526)   $(41,387,904)
          Adjustment for APB No. 25                      (12,490)        (21,563)        (21,563)
                                                    ------------    ------------    ------------
          Deficit, under U.S. GAAP                  $(41,788,904)   $(41,612,089)   $(41,409,467)
                                                    ============    ============    ============

          Year Ended June 30,                           2003            2002            2001
          -------------------                       ------------    ------------    ------------
          Loss for the period under Canadian GAAP   $   (185,888)   $   (202,622)   $   (850,244)
          Adjustment for APB No. 25                        9,073               -               -
                                                    ------------    ------------    ------------
          Net (loss) for the year under U.S. GAAP   $   (176,815)   $   (202,622)   $   (850,244)
                                                    ============    ============    ============
          Net (loss) per share under U.S. GAAP      $       (.01)   $       (.01)   $       (.04)
                                                    ============    ============    ============

     There is no effect on the statement of cash flow for the difference between Canadian GAAP and U.S. GAAP.

BRITISH COLUMBIA                                            ANNUAL  REPORT
SECURITIES COMMISSION                                       BC FORM 51-901F
                                                            (previously Form 61)
--------------------------------------------------------------------------------



                              CENTRAL MINERA CORP.


                            Year ending June 30, 2003


-----------------------------------------------------------------------------------------------------------------------------------
ISSUER DETAILS                                                         FOR YEAR ENDED                   DATE OF REPORT
NAME OF ISSUER                                                                                            (YY/MM/DD)

Central Minera Corp.                                                    June 30, 2003                     2003/11/14
-----------------------------------------------------------------------------------------------------------------------------------
ISSUER ADDRESS

1040 - 885 West Georgia Street
-----------------------------------------------------------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                                              ISSUER FAX NO.                ISSUER TELEPHONE NO.

Vancouver, British Columbia, V6C 3E8                                  (604) 669-0131                   (604) 687-6191
-----------------------------------------------------------------------------------------------------------------------------------
CONTACT NAME                                                        CONTACT'S POSITION               CONTACT PHONE NO.

Barbara West                                                                                           (604) 687-6191
-----------------------------------------------------------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                                              WEB SITE ADDRESS

barbwest@look.ca                                                    N/A
-----------------------------------------------------------------------------------------------------------------------------------


CERTIFICATE
The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

-----------------------------------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                                PRINT FULL NAME                  DATE SIGNED
                                                                                                     (YY/MM/DD)

"MICHAEL CYTRYNBAUM"                                                Michael Cytrynbaum               2003/11/14
-----------------------------------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                                PRINT FULL NAME                  DATE SIGNED
                                                                                                     (YY/MM/DD)

"Murray Kosick"                                                     Murray Kosick                    2003/11/14
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE "B"

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

June 30, 2003

--------------------------------------------------------------------------------

1.   ANALYSIS OF EXPENSES AND DEFERRED COSTS:

YEAR ENDED JUNE 30, 2003 COMPARED TO THE YEAR ENDED JUNE 30, 2002

     During the year ended June 30, 2003 the company incurred a loss of $185,888, as compared to a loss of $202,622 for the year ended June 30, 2002. The significant variances are as follows:

     Accounting and Audit          15,704       Reduced activity
     Consulting Fees              (66,814)      Includes office space
     Legal                        (53,916)      Settlement of Law suits
     Rent                          59,950       Included in Consulting Fee
     Travel and Promotion         (20,373)      Nevada property
--------------------------------------------------------------------------------
     (Increase) decrease in loss
      for the period               16,734
--------------------------------------------------------------------------------

2.   TRANSACTIONS WITH RELATED PARTIES:

     Refer to Note 10 of the Financial Statements (Schedule "A").


3.   SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:

     Convertible debentures - Refer to Note 8 of the Financial Statements (Schedule "A")
     Authorized Share Capital - Refer to Note 9 (a) of the Financial Statements (Schedule "A")
     Issued Share Capital - Refer to Note 9 (b) of the Financial Statements (Schedule "A")
     Options & Warrants - Refer to Note 9 (c) and (d) of the Financial Statements (Schedule "A")


4.   SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD:

     Refer to Note 5 of the Financial Statements (Schedule "A")


5.   DIRECTORS AND OFFICERS:

     Michael Cytrynbaum           President and Director

     Murray Kosick                Director

     Reinhard Siegrist            Director

     Carlo Civelli                Vice-President, Finance, Europe

     Joan Jamieson                Corporate Secretary

     Barbara West                 Assistant Corporate Secretary

                                  SCHEDULE "C"

CENTRAL MINERA CORP.

June 30, 2003

--------------------------------------------------------------------------------

MANAGEMENT DISCUSSION AND ANALYSIS

CURRENT OPERATIONS

Central Minera Corp. (the "Company") was largely inactive during the year ended June 30, 2003.

At the annual general meeting of the Company held on December 17, 2002, the shareholders voted in favour of amending the Articles of the Company. This amendment to the Articles created a class of Variable Multiple Voting shares and redesignated the existing Common shares as Subordinate Voting shares without any change in their rights. Subsequent to the year end, 3,000,000 Variable Multiple Voting shares were issued to satisfy the obligations of the Company under the Convertible Debenture completed on July 18, 2002.

On May 16, 2003, the directors of the Company passed a resolution to reduce the exercise price of outstanding purchase warrants previously issued. It was determined that the exercise price of the outstanding warrants issued by the Company and the warrants contemplated to be issued by the Company were no longer competitive. The directors believed that it was in the best interests of the Company to reduce the exercise price of such warrants, to encourage investors to exercise the warrant. On November 7, 2003, the directors of the Company passed a resolution to extend the expiry date of 6,003,340 outstanding purchase warrants from November 30, 2003 until May 30, 2004.

On May 19, 1999, the Company filed a motion against former officers of the Company, Messrs. Lavarack and Manning, respectively, to recover $264,000. The $264,000 was paid to Messrs. Lavarack and Manning by the Company, by these two previous officers to themselves or their holding companies on April 30, 1999, the date of their respective resignation. A settlement was reached between all parties on December 19, 2002. A condition of the Agreement and Mutual Release dated December 8, 2002 requires that the terms of the agreement not be disclosed.

In December, 2002 a Writ of Summons was filed against the Company by a former director claiming costs for legal representation. This matter was settled out of court and the Company settled the claim with payment of $50,000.

Other than the foregoing, the Company knows of no contemplated or pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation

GENERAL

The Company has a limited history of operations and has not generated any operating revenues.

The Company's assets currently consist of:

- a 25% interest in five mineral claims in the Mackenzie Mining District in the Northwest Territories. This interest is carried at a nominal value and the property is now abandoned.

- a 100% interest in the California Mine Crown Grants situated in the Kootenay Land District of British Columbia. An option granted to an unaffiliated company to acquire the Company's interest in the property has lapsed.

- a 15.72% interest in Cactus Gold Corp ("Cactus"), a private Nevada corporation which owns certain mining properties including the Josh Claim. In the year ended June 30, 2001, Central Minera wrote down its $1,000,800 investment in Cactus.


RESULT OF OPERATIONS

     (a)  Year ended June 30, 2003 compared to the year ended June 30, 2002

     During the year ended June 30, 2002 ("Fiscal 2003"), the Company incurred a loss of $185,888 compared with a loss of $202,622 for the year ended June 30, 2002 ("Fiscal 2002"). The company incurred administrative expenses of $301,313 in Fiscal 2003 as compared to $234,565 in Fiscal 2002. The difference is substantially attributed to the settlement of a lawsuit brought forth by a former director of the Company in the amount of $50,500.

     (b)  Year ended June 30, 2002 compared to the year ended June 30, 2001

     During the year ended June 30, 2002, the Company incurred a loss of $202,622, as compared to a loss of $850,244 for the year ended June 30, 2001. The difference is substantially attributable to the write-down of the investment in Cactus of $1,000,799 in the year ended June 30, 2001. The Company incurred administrative expenses of $234,565 in the year ended June 30, 2002 as compared to $232,834 in the year ended June 30, 2001.

     (c)  Year ended June 30, 2001 compared to the year ended June 30, 2000

     During the year ended June 30 2001, the Company incurred a loss of $850,244, as compared to a loss of $1,114,263 for the year ended June 30, 2000. The loss in the year ended June 30, 2001 the write-down of the investment in Cactus of $1,000,799. In the year ended June 30, 2000, the Company set up allowance for funds paid into court of $264,000 as well as the write-down of the Company's investment in its Canadian and foreign mineral properties of $582,468. Administration expenses before amortization decreased to $218,000 for the year ended June 30, 2001 compared to $280,000 for the year ended June 30, 2000.

     (d)  Year ended June 30, 2000 compared to the year ended June 30, 1999

     During the year ended June 30, 2000, the Company incurred a loss of $1,114,263, as compared to a loss of $11,112,000 for the year ended June 30, 1999. The loss in the year ended June 30, 2000 included funds paid to court of $264,000 as well as write-downs of its Canadian and foreign mineral properties of $582,468. This compares to a write-down in mineral property interests of $184,000 for the year ended June 30, 1999, an $875,000 allowance for the lawsuit settlement and an $8,855,000 loss on the sale of the Company's Nicaraguan subsidiary. Administration expenses before amortization decreased to $280,000 for the year ended June 30, 2000 from $1,238,000 for the year ended June 30, 1999.


LIQUIDITY AND CAPITAL RESOURCES

     (a)  Working Capital

     On June 30, 2003 the Company had a working capital of $71,000 as compared to a working capital of 101,000 at June 30, 2002. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. The Company completed a convertible debenture issue of U.S. $300,000 on July 18, 2002. On May 30, 2003, the Company completed a private placement of $96,611.40, of which $21,611.40 settled an existing debt. Cumulatively, from the Company's inception, it has raised $25,713,468 through the sale of its securities.

     The Company's major use of funds has been in connection with its operations and mineral property expenditures. In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage.

     During the past four years, the Company has reduced its operating costs to approximately $250,000 per annum. The Company has no material commitments for capital expenditure in the current fiscal year. The Company, in its opinion, may not have sufficient working capital for the Company's present requirements. If necessary, the Company would seek to obtain additional working capital by way of private placement of equity shares and/or by borrowing requisite funds from shareholders. The Company has no agreements with any third party to provide such financing and no assurance can be given that such financing will be available if needed.

     (b)  Property Acquisitions and Divestures

     The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to complete sufficient work on any of its properties to determine the existence of gold reserves, or if warranted, to establish the feasibility of production from such reserves. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development with the possible loss of properties.

     The Company presently has no producing properties and the Company's material properties contain no known mineral reserves; the limited activities on such properties to date have been exploratory in nature.

     Except as disclosed herein, the Company does not possess reliable information concerning the history of previous operations including the names of previous operators, if any, on any of its properties.

     (c)  Financing

     The Company completed a convertible debenture issue of U.S. $300,000 on July 18, 2002. Related parties subscribed for U.S. $75,000 of the debentures. The debentures converted to Units of the Company on July 31, 2003 in the ratio of one unit for each $0.10 (3,000,000 units). The Units consist of one Variable Multiple Voting shares and one non-transferable share purchase warrant to acquire one Subordinate Voting share at $0.10 per share.

     A private placement of $96,611.40 completed on May 30, 2003, of which $21,611.40 settled an existing debt. Related parties subscribed to the full amount.

     (d)  Exploration Activities

     The Company is not actively exploring any properties at this time.

     (e)  Market Risk Sensitive Instruments

     The Company does not hold any market risk sensitive instruments other than 75,000 shares of Pinewood Resources Ltd. (book value $13,925).

     (f)  Forward Looking Statements

     This report includes "forward-looking statements" within the meaning of
     Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed in the Company's Form 20-F. Important risks include the company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves, risks associated with the property title, currency fluctuation, metal prices, environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                              CENTRAL MINERA CORP.


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     We will hold the Annual Meeting of our Shareholders on Tuesday, December 23, 2003 in the boardroom at 1810-1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3. The meeting will start at 11:00 a.m. (Vancouver time). We cordially invite you to attend and encourage you to do so.

     At the meeting we will:

     1.   present the report of the directors;

     2. present our financial statements for the year ended June 30, 2003 and the report of our auditor on those statements;

     3.   elect directors;

     4.   appoint the auditor; and

     5.   consider any other proper business.



                                            By order of the Board of Directors



                                            Joan Jamieson
November 14, 2003                           Corporate Secretary.


If you cannot attend, we encourage you to complete and return the enclosed Form of Proxy indicating your voting instructions. Please complete, date and sign your Form of Proxy and return it by mail or fax to our transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Canada (fax: (604) 689-8144). To be valid, a completed Form of Proxy must be received by our transfer agent by no later than 5:00 p.m. on Friday, December 19, 2003 or, if the meeting is adjourned, by no later than 48 hours prior to the time of the adjourned meeting.

If you are not a registered shareholder, please refer to the accompanying Management Proxy Circular for information on how to vote your shares.

--------------------------------------------------------------------------------
                             CENTRAL MINERA CORP. -

     Form of Proxy for use at Annual Meeting to be held on December 23, 2003

         THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT
--------------------------------------------------------------------------------

NOTES TO PROXY

1. EVERY SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OF THEIR CHOICE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXY HOLDER IN THE SPACE PROVIDED.

2. If the securities are registered in the name of more than one owner, for example, joint ownership, then all those registered should sign this form.

3. The form of proxy should be signed in the exact manner that the name appears on it.

4. If the form of proxy is not dated, it will be deemed to be dated on the date on which it is mailed to the holder.

5. The securities represented by this form of proxy will be voted in accordance with any directions given by the holder. If the holder does not give any instructions with respect to any matter, this securities represented by this form of proxy will be voted as recommended by the Management of Central Minera Corp. Further, if a matter is properly put before the meeting that is not expressly contemplated by this form of proxy, this proxy will be voted on that matter in accordance with the best judgment of the Management of Central Minera Corp.


APPOINTMENT OF PROXY-HOLDER

                                                                                                      -----------------------------
I/WE BEING SHAREHOLDER(s) OF CENTRAL MINERA
CORP. HEREBY APPOINT:                                    PRINT THE NAME OF THE PERSON YOU ARE
                                                         APPOINTING IF THE PERSON IS SOMEONE OTHER
                                                  OR     THAN THE MANAGEMENT APPOINTEES NAMED ON
                                                         THIS FORM
Michael Cytrynbaum, President, or failing him,
Barbara West, Assistant Corporate Secretary
                                                                                                      -----------------------------

as my/our proxy with full power of substitution and to vote in accordance with the following directions and all other matters that may come before the meeting of Central Minera Corp. to be held in the Boardroom at Suite 1810-1111, Vancouver, British Columbia V6E 4M3 on Tuesday, December 23, 2003 at 11:00 a.m. (Vancouver time) and at any adjournment thereof.

1.   ELECTION OF DIRECTORS

                                                                 ---------------
FOR all nominees listed in the Circular                    = >
                                                                 ---------------
FOR all nominees listed in the Circular other than         = >                     Please specify name of individual:
                                                                 ---------------   --------------------------------------
WITHHOLD vote from all nominees listed in the Circular     = >
                                                                 ---------------


2.   APPOINTMENT OF AUDITORS

                                                      FOR         WITHHOLD
                                               --------------------------------
APPOINTMENT OF PANNELL KERR FORSTER

      = >
                                               --------------------------------


QUARTERLY FINANCIAL STATEMENTS

                                                                                                                  ----------------
MARK THIS BOX IF YOU WOULD LIKE TO RECEIVE QUARTERLY FINANCIAL STATEMENTS. IF YOU DO NOT MARK THIS BOX OR DO NOT
RETURN THIS FORM IT WILL BE ASSUMED THAT YOU DO NOT WANT TO RECEIVE QUARTERLY FINANCIAL STATEMENTS
                                                                                                                  ----------------


AUTHORIZED SIGNATURE - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting or at any adjournment thereof.


Signature(s)                                                                             Day           Month              Year
-------------------------------------------------------------------------          ------------------------------------------------

-------------------------------------------------------------------------          ------------------------------------------------

                              CENTRAL MINERA CORP.

                                 PROXY CIRCULAR

     The information contained in this Proxy Circular, unless otherwise indicated, is as of November 14, 2003. Any reference to currency in this circular is in United States dollars ("US$") unless otherwise noted.

     THIS PROXY CIRCULAR IS BEING MAILED BY THE MANAGEMENT OF CENTRAL MINERA CORP. TO EVERYONE WHO WAS A SHAREHOLDER OF RECORD OF OUR COMPANY ON NOVEMBER 14, 2003, WHICH IS THE DATE THAT HAS BEEN FIXED BY THE DIRECTORS OF THE CENTRAL MINERA AS THE RECORD DATE TO DETERMINE THE SHAREHOLDERS WHO ARE ENTITLED TO RECEIVE NOTICE OF THE MEETING. We are mailing this Proxy Circular in connection with the solicitation of proxies by and on behalf of our management for use at the annual meeting of the company that is to be held on Tuesday, December 23, 2003. The solicitation of proxies will be primarily by mail. Certain employees of Central Minera may also solicit proxies by telephone or in person. The cost of solicitation will be borne by Central Minera.

     Details of the time and place of the meeting are contained in the Notice of Meeting that accompanies this Proxy Circular.

     Under our bylaws at least two shareholders must be present, in person or by proxy, before any action may validly be taken at the meeting. If two shareholders are not present in person or by proxy, we will reschedule the meeting.

--------------------------------------------------------------------------------
                                PART ONE - VOTING
--------------------------------------------------------------------------------


WHO CAN VOTE?

     The holders of Subordinate Voting shares and Variable Multiple Voting shares registered at the close of business on November 14, 2003, the record date fixed for determining who is entitled to receive notice of the meeting, are entitled to attend the meeting and to vote as a single class on all matters to be voted on by the shareholders at the meeting.


VOTING SHARES

     As at November 14, 2003, Central Minera's issued and outstanding share capital consisted of:

     a. 22,163,682 Subordinate Voting shares (previously Common shares prior to re-designation), each entitling the registered holder to one vote at the meeting; and

     b. 3,000,000 Variable Multiple Voting shares, each entitling the registered holder to that number of votes at the meeting as determined by the formula:

          B x 0.55
          --------
          A x 0.45

          where B is the number of issued Subordinate Voting shares and A is the number of issued Variable Multiple Voting shares.

     If a shareholder transfers shares after this date to someone else, and that person becomes a registered shareholder, the new shareholder may cast the votes attached to the shares transferred provided that he or she has asked our transfer agent, Pacific Corporate Trust Company, to include his or her name in the list of shareholders. This request must be made at least 10 days before the meeting.

     To the knowledge of our Directors and Officers, the only persons or companies who or which beneficially own, directly or indirectly, or exercise control or direction over 10% or more of our shares on November 14, 2003, are:

                             NUMBER OF SHARES &                                      PERCENTAGE OF TOTAL
        NAME                 CLASS OF SHARES(1)            PERCENTAGE OF CLASS          VOTING RIGHTS
        ----           -------------------------------     -------------------       -------------------
Carlo Civelli                     544,114(2)                       2.5%                      1.1%
                          Subordinate Voting share

                                2,250,000(3,4)                    75.0%                     41.3%
                       Variable Multiple Voting shares
                                                                                            ----
TOTAL                                                                                       42.4%
                                                                                            ====

-----------
1. Information as to ownership or control of shares has been provided by Mr. Civelli.
2. 250,000 of these shares are held directly by Mr. Civelli. 216,114 of these shares are held by Clarion Finanz AG and 78,000 are held by Bank Sal Oppenheim jr. & Cie., companies over which Mr. Civelli exercises control or direction.
3. See Part Three - Compensation and Other Information - Interest of Management and Others in Material Transactions.
4. 500,000 of these shares are held by Clarion Finanz AG and 1,750,000 of these shares are held by Acacia Management Services Inc., companies over which Mr. Civelli exercises control or direction.

     Effective July 31, 2003, 3,000,000 Units in the capital of Central Minera were issued pursuant to the conversion terms of unsecured debentures issued by Central Minera in July, 2002 in the aggregate principal amount of US$300,000. The debentures were converted into Units at the rate of one Unit for each US$0.10 in principal amount. Each Unit consisted of (i) one Variable Multiple Voting share in the capital of Central Minera and (ii) one non-transferable share purchase warrant to acquire, on or before July 31, 2004, one Subordinate Voting share of Central Minera at an amended per share price of US$0.10. Of the 3,000,000 Units issued, 1,750,000 Units were issued to Acacia Management Services Inc. and 500,000 Units were issued to Clarion Finanz AG, companies over which Carlo Civelli, an Officer of Central Minera, exercises control or direction. The aggregate votes attached to the shares beneficially owned, controlled or directed by Mr. Civelli is 42.4% and, as such, represents a change in the effective control of Central Minera since the beginning of its last financial year. See Part Three - Compensation and Other Information - Interest of Management and Others in Material Transactions.

     The Directors and Officers of Central Minera, as a group, control or direct 49.95% of the total voting rights of the shares of Central Minera.


VOTING IN PERSON

     If you are a shareholder entitled to attend the meeting, you can cast for each share registered in your name on the books of Central Minera:

     a)   one vote for each Subordinate Voting share; and

     b) for each Variable Multiple Voting share, that number of votes determined by the following formula:

          B x 0.55
          --------
          A x 0.45

          where B is the number of issued Subordinate Voting shares and A is the number of issued Variable Multiple Voting shares;

on all resolutions put before the meeting.

VOTING BY PROXY

     If you do not come to the meeting, you can still make your votes count by appointing someone who will be there to act as your proxy holder. You can either tell that person how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy.

     What is a form of proxy?

     A proxy is a document that authorizes someone to attend the meeting and cast your votes for you. We have enclosed a form of proxy with this Proxy Circular. You should use it to appoint a proxy holder, although you can also use any other legal form of proxy.

     Appointing a proxy holder

     YOU CAN CHOOSE ANY INDIVIDUAL TO BE YOUR PROXY HOLDER. It is not necessary for the person whom you choose to be a shareholder. To make such an appointment, simply fill in the person's name in the blank space provided in the enclosed form of proxy. To vote your shares, your proxy holder must attend the meeting.

     If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxy holder. Those persons are Officers of Central Minera.

     Your proxy vote

     You may indicate on your form of proxy how you wish your proxy holder to vote your shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxy holder must vote your shares in accordance with the instructions you have given.

     IF YOU DO NOT GIVE ANY INSTRUCTIONS AS TO HOW TO VOTE ON A PARTICULAR ISSUE TO BE DECIDED AT THE MEETING, YOUR PROXY HOLDER CAN VOTE YOUR SHARES AS HE OR SHE THINKS FIT. IF YOU HAVE APPOINTED THE PERSONS DESIGNATED IN THE FORM OF PROXY AS YOUR PROXY HOLDER THEY WILL, UNLESS YOU GIVE CONTRARY INSTRUCTIONS, VOTE YOUR SHARES AT THE MEETING AS FOLLOWS:

     X    FOR THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS;

     X FOR THE APPOINTMENT OF PANNELL KERR FORSTER AS THE AUDITOR OF CENTRAL MINERA;

     For more information about these matters, see Part Two - Business of the Meeting. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Proxy Circular, the management of Central Minera is not aware of any other matter to be presented for action at the meeting. If, however, other matters do properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

     In order to be valid, you must return the completed form of proxy by 5:00 p.m. (Vancouver time) on Friday, December 19, 2003, to our Transfer Agent, Pacific Corporate Trust Company, at:

     10th Floor
     625 Howe Street
     Vancouver, B.C.
     V6C 3B8
     Facsimile: (604) 689-8144.

     Changing your mind

     If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this signed written statement to Pacific Corporate Trust Company at the address indicated above.

     Your proxy will only be revoked (A) if a revocation is (i) received by 5:00 p.m. in the afternoon (Vancouver time) on the last business day before the day of the meeting, or any adjournment thereof, or (ii) to the person presiding at the meeting before it (or any adjournment) commences, or (B) in any other manner permitted by law. If you revoke your proxy and do not replace it with another that is deposited with our Transfer Agent, Pacific Corporate Trust Company, before the deadline, you can still vote your shares must to do so you must attend the meeting in person.

     Non-registered shareholders

     If your shares are not registered in your own name, they will be held in the name of a "nominee", usually a bank, trust company, securities dealer or other financial institution. Your nominee must seek your instructions as to how to vote your shares.

     Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Proxy Circular from your nominee, together with a form of proxy or voting instruction form. If that is the case, it is most important that you comply strictly with the voting instructions that have been given to you. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

     If your shares are not registered in your own name, Central Minera's Transfer Agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxy holder, it will have no knowledge of your entitlement to vote. If you wish to vote in person at the meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxy holder. Please adhere strictly to the signing and returning instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the meeting in person.


HOW A VOTE IS PASSED

     All of the matters that will come to a vote at the meeting, as described in the attached Notice of Meeting, are ordinary resolutions and can be passed by a simple majority - that is, if more than half of the votes that are cast are in favour, then the resolution is approved

--------------------------------------------------------------------------------
                     PART TWO - THE BUSINESS OF THE MEETING
--------------------------------------------------------------------------------


REPORT OF THE DIRECTORS

     The Annual Report of Central Minera for the year ended June 30, 2003 accompanies this Proxy Circular.


FINANCIAL STATEMENTS

     The financial statements of Central Minera for the year ended June 30, 2003 will be placed before you at the meeting. They have been mailed to shareholders together with the Notice of Meeting and this Proxy Circular.

ELECTION OF DIRECTORS

     Directors of Central Minera are elected for a term of one year. The term of office of each of the nominees proposed for election as a Directors will expire at the meeting, and each of them, if reelected, will serve until the close of the next annual meeting, unless he or she resigns or otherwise vacates office before that time. Under our Articles, the number of Directors may not be fewer than three nor more than ten. We currently have three Directors.


The Nominees

     The following are the nominees proposed for election as Directors of Central Minera. All of them are currently Directors. UNLESS YOU GIVE OTHER INSTRUCTIONS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THOSE NOMINEES. Each of the nominees has agreed to stand for re-election and we are not aware of any intention of any of them not to do so. If, however, one or more of them should become unable to stand for re-election, it is likely that one or more other persons would be nominated at the meeting for election, and in that event the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

                                                                                                 SHARES
                                                                                              BENEFICIALLY
      NAME, PLACE OF RESIDENCE               PRINCIPAL OCCUPATION                           OWNED/CONTROLLED
          AND POSITION HELD               DURING THE PAST FIVE YEARS      DIRECTORS SINCE    OR DIRECTED(1)
      ------------------------            --------------------------      ---------------   ----------------
Michael Cytrynbaum(2)                  Since August 1983, President,      July 2002          504,590(3),(4)
Montreal, Quebec                       First Fiscal Management Ltd. (a                        Subordinate
                                       private consulting firm); from                        Voting shares
President                              May 1996 to date, Chairman, Look
                                       Communications Inc; from May 1997
                                       to May, 2001, President & Chief
                                       Executive Officer, TeleLink
                                       Communications Corporation.

Murray F. Kosick(2)                    Dentist                            May 5, 1999          559,001(5)
Victoria, B.C.                                                                                Subordinate
                                                                                             Voting shares;
                                                                                                  and
                                                                                               250,000(5)
                                                                                                Variable
                                                                                            Multiple Voting
                                                                                                 shares

Reinhard Siegrist(2)                   Independent investor and           December 16,          400,000(6)
Wettswil, Switzerland                  financial advisor                  1997                Subordinate
                                                                                             Voting shares

------------
1. Information as to ownership or control of shares has been provided by the nominees.
2.   Member of the Audit Committee.
3. Mr. Cytrynbaum exercises voting control or direction over these shares pursuant to an agreement dated as of July 18, 2002, but disclaims any beneficial interest in them.
4. Does not include 500,000 options to acquire Subordinate Voting shares (see Part Three - Compensation and Other Information - Stock Option Plan) held by Mr. Cytrynbaum.
5. Does not include 250,000 options to acquire Subordinate Voting shares (see Part Three - Compensation and Other Information - Stock Option Plan) or 100,000 warrants to purchase 100,000 Subordinate Voting shares exercisable at US$0.10 expiring on June 4, 2005 or 250,000 warrants to purchase 250,000 Subordinate Voting shares exercisable at US$0.10 expiring on July 31, 2004 held by Dr. Kosick.
6. Does not include 250,000 options to acquire Subordinate Voting shares (see Part Three - Compensation and Other Information - Stock Option Plan), or 300,000 warrants to purchase 150,000 Subordinate Voting shares at US$0.10 per share, expiring on November 30, 2003, and 400,000 warrants to purchase 400,000 Subordinate Voting shares at US$0.10 per share, expiring on June 5, 2005 held by Mr. Siegrist.

APPOINTMENT OF THE AUDITOR

     During the financial year ended June 30, 2003, Steele & Company served as Central Minera's auditor, having originally been appointed in August 2000. In the financial year ended June 30, 2003, Steele & Company were paid US$ 5,800 for audit and audit related services for the previous fiscal year.

     In November, 2003, Steele & Company advised us that they were resigning as auditor for Central Minera due to the fact that the firm will no longer act for public companies with U.S. financial reporting requirements. As a result, on November 7, 2003, Central Minera's board of Directors resolved to recommend to Central Minera's shareholders that Pannell Kerr Forster be appointed as its auditor. In the opinion of the board of Directors, there were no "Reportable Events" (as such term is defined in National Policy Statement No. 31) in connection with the audit of Steele & Company for the three fiscal years ended June 30, 2001, 2002 and 2003, reported on by Steele & Company. Pursuant to National Policy Statement No. 31 of the Canadian Securities Administrators, the Notice of Change of Auditor, a letter from Steele & Company, a letter from Pannell Kerr Forster and a confirmation of review of these documents by the Board of Directors of Central Minera are attached to this Circular as Exhibit "A".

     Central Minera's management recommends that Pannell Kerr Forster be appointed as Central Minera's auditor. UNLESS THEY ARE INSTRUCTED OTHERWISE, THE PERSONS NAMED IN THE FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF PANNELL KERR FORSTER TO ACT AS OUR AUDITOR UNTIL THE CLOSE OF OUR NEXT ANNUAL MEETING.


--------------------------------------------------------------------------------
                 PART THREE - COMPENSATION AND OTHER INFORMATION
--------------------------------------------------------------------------------


COMPENSATION OF DIRECTORS

     We do not pay our Directors a fee for acting as such. They are, however, entitled to be reimbursed for reasonable expenditures incurred in performing their duties as Directors. Central Minera may, from time to time, grant options to purchase Subordinate Voting shares to the Directors. The following table sets out details of incentive stock options granted by Central Minera to the Directors during the fiscal year ended June 30, 2003.

           NAME             DATE OF GRANT      OPTIONS GRANTED     EXERCISE PRICE        EXPIRY DATE
           ----             -------------      ---------------     --------------        -----------
  Michael Cytrynbaum       October 7, 2002         500,000             US$0.20        December 31, 2005

  Murray Kosick            October 7, 2002         150,000             US$0.20        December 31, 2005

  Reinhard Siegrist        October 7, 2002         150,000             US$0.20        December 31, 2005


The Company extended the expiry date of 200,000 incentive stock options previously granted to Murray Kosick and Reinhard Siegrist under an award dated December 4, 2000, extending the existing expiry date of December 3, 2003 to an expiry date of December 31, 2005.


COMPENSATION OF NAMED EXECUTIVE OFFICERS

     Michael Cytrynbaum (the "Named Executive Officer") has been the President of Central Minera since July 18, 2002. No other executive Officer of Central Minera was paid more than $40,000 in compensation during the financial year ended June 30, 2003. The following table provides a summary of the compensation earned by the Named Executive Officer during the financial year ended June 30, 2003, and in the preceding two financial years.

                                             ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                             ---------------------------------------------------    ------------------------
                             FISCAL
                              YEAR                                  OTHER ANNUAL    SECURITIES UNDER OPTIONS
NAME AND POSITION            ENDED         SALARY       BONUS       COMPENSATION           GRANTED (#)
-----------------            ------     ----------      -----       ------------    ------------------------
Michael Cytrynbaum(1)         2003         nil           nil        US$94,000(2)            500,000
President                     2002         n/a           n/a            n/a                   n/a
                              2001         n/a           n/a            n/a                   n/a

Anne C. Eilers(3)             2003         nil           nil            nil                300,000(4)
President & CEO               2002      US$35,754(5)     nil            nil                800,000(6)
                              2001      US$59,769(5)     nil            nil                800,000(6)

------------
1. Michael Cytrynbaum has been the President of Central Minera since July 18, 2002.
2. Consists of management services fees of US$94,000 (Cdn$142,500) paid to First Fiscal Management Ltd.
3. From May 5, 1999 to March 13, 2000 Ms. Eilers was Secretary of Central Minera. On March 13, 2000 she was appointed President of Central Minera. Ms. Eilers resigned as President on July 18, 2002.
4. These options were grant to Ms. Eilers in her capacity as a consultant to Central Minera.
5. The amounts shown were paid to Ms. Eilers, A.C. Eilers & Associates Management Corp. and Buzz Communications Inc., both companies controlled by Anne C. Eilers.
6. These options were held by A.C. Eilers & Associates Management Corp. and Buzz Communications Inc., both companies controlled by Anne C. Eilers. They expired on October 18, 2002.


STOCK OPTION PLAN

     At the annual meeting held in December 1996 the shareholders of Central Minera approved the adoption of a Stock Option Plan designed to enable Central Minera to attract, retain and motivate qualified employees. Certain amendments to the Plan were approved by our shareholders in December 1999. As amended, the Plan allows us to grant options to Directors, Officers, employees, consultants and advisors. The Plan is administered by our board of Directors which is authorized to decide to whom options may be granted, the number of options granted to any person, the exercise price, which may not be less than $0.15 per share, the term (which may not be longer than 10 years from the date of grant) and any restrictions upon exercise. A maximum of 3,000,000 Subordinate Voting shares may be made subject to options under the Plan. There are currently 1,925,000 outstanding options, all exercisable at US$0.20 per share. Of these, 1,325,000 are held by our Directors and Officers and expire on December 31, 2005. The remaining 600,000 are held by consultants to Central Mineral and expire on December 31, 2003.

     No options were exercised in the financial year ended June 30, 2003. On October 7, 2002, an aggregate 800,000 options were granted to Directors of Central Minera and an aggregate 75,000 options were granted to two Officers. On April 1, 2003, an aggregate of 850,000 options were granted to an Officer and certain consultants of Central Minera.

     The following table sets out all incentive stock options granted to the Named Executive Officer during the 12 month period ending June 30, 2003.

                          SECURITIES      % OF TOTAL                        MARKET VALUE OF
                            UNDER          OPTIONS                            SECURITIES
                           OPTIONS        GRANTED TO                      UNDERLYING OPTIONS
                           GRANTED       EMPLOYEES IN   EXERCISE PRICE     ON DATE OF GRANT      EXPIRY
NAME AND POSITION            (#)            PERIOD       ($/SECURITY)        ($/SECURITY)         DATE
-----------------       -------------    ------------   --------------    ------------------     ------
Michael Cytrynbaum         500,000           29%            US$0.20              $0.14          December
President                                                                                       31, 2005

     The following table sets out all incentive stock options exercised by the Named Executive Officer during the 12 month period ending June 30, 2003, and the value of unexercised incentive stock options, if any, as at June 30, 2003.

                                                                                  VALUE OF UNEXERCISED
                         SECURITIES    AGGREGATE    UNEXERCISED OPTIONS AS        IN-THE-MONEY OPTIONS
                        ACQUIRED ON      VALUE         AT JUNE 30, 2003             AT JUNE 30, 2003
  NAME AND POSITION       EXERCISE     REALIZED    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
  -----------------     -----------    ---------   -------------------------   -------------------------
Michael Cytrynbaum          nil           nil             500,000 / 0                  nil / nil
President


MANAGEMENT CONTRACTS

     Central Minera entered into an agreement dated July 18, 2002 with First Fiscal Management Ltd. ("First Fiscal") to provide it with management services, including assisting in formulating and developing Central Minera's strategic vision and policy and making recommendations to the board of Directors with respect to the ongoing development of its business, finances and affairs. First Fiscal has also agreed to provide secretarial support services and office facilities to Central Minera and is entitled to a monthly fee of Cdn $15,000 and to be reimbursed for reasonable expenses incurred in the course of providing the services. The principal shareholder of First Fiscal is Michael Cytrynbaum who is the President of Central Minera. The agreement may be terminated by First Fiscal on 60 days' written notice and by Central Minera on at least six months written notice or, if First Fiscal commits a material breach of the agreement, is unwilling or unable to provide the services contracted for or commits fraud or serious neglect or misconduct in performing the services, immediately. If Central Minera terminates the agreement by notice to First Fiscal, it is entitled to a lump sum payment of the management fee multiplied by the number of months in the notice period.

     Effective March 1, 2003, in order to assist Central Minera in managing cash flow constraints, First Fiscal voluntarily agreed to accept one-half of the monthly fee payable pursuant to the management agreement, as a temporary reduction for an indefinite period of time.


INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     No proposed nominee for election as a Director, and no Director or Officer of Central Minera who has served in such capacity since the beginning of the last financial year of Central Minera, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Central Minera's outstanding shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with Central Minera or in any proposed transaction since the last completed financial year that has materially affected Central Minera or is likely to do so, except as follows:

     1. Michael Cytrynbaum, the President and a Director of Central Minera, has an interest in the management agreement with First Fiscal Management Ltd. that is described above under the heading "Management Contracts".

     2. Effective July 31, 2003, 3,000,000 Units in the capital of Central Minera were issued pursuant to the conversion terms of unsecured debentures issued by Central Minera in July, 2002 in the aggregate principal amount of US$3,000,000. The debentures were converted into Units at the rate of one Unit for each US$0.10 in principal amount. Each Unit consisted of (i) one Variable Multiple Voting share in the capital of Central Minera and (ii) one non-transferable share purchase warrant to acquire, on or before July 31, 2004, one Subordinate Voting share of Central Minera at an amended per share price of US$0.10. 500,000 Units were issued to Barbara Cytrynbaum, the wife of Michael Cytrynbaum, the President and a Director of Central Minera; 250,000 Units were issued to Murray Kosick, a Director of Central Minera; and 1,750,000 Units were issued to Acacia Management Services Inc. and 500,000 Units were issued to Clarion Finanz AG, companies over which Carlo Civelli, an Officer of Central Minera, exercises control or direction. The aggregate votes attached to the 3,000,000 Variable Multiple Voting shares is 55% (see Part One - Voting).

ADDITIONAL INFORMATION

     You may obtain additional information about Central Minera in our Annual Report for the year ended June 30, 2003, which is included with this Proxy Circular. Additional copies may be obtained without charge upon request to Central Minera at Suite 1040 - 885 West Georgia Street, Vancouver, British Columbia, V6E 3C8; telephone (604) 687-6191; fax (604) 669-0131. You may also access our disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.


DIRECTORS' APPROVAL

     The board of Directors of Central Minera has approved the contents of this Proxy Circular and its distribution to each shareholder entitled to receive notice and to the auditor of Central Minera.

Vancouver, British Columbia, November 14, 2003.



JOAN JAMIESON
Corporate Secretary.

                                   EXHIBIT "A"

                       CHANGE OF AUDITOR REPORTING PACKAGE

                  PURSUANT TO NATIONAL POLICY STATEMENT NO. 31


1.   Notice of Change of Auditor

2.   Letter from Steele & Company, the former auditor

3.   Letter from Pannell Kerr Forster, the successor auditor

4.   Letter from Board of Central Minera confirming review of these documents

                           NOTICE OF CHANGE OF AUDITOR

                              CENTRAL MINERA CORP.
                                 (the "Company")

TO:        The British Columbia Securities Commission

AND TO:    ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

The Company has been advised that the Company's current auditor, Steele & Company, has resigned as auditor for the Company due to the fact that the firm will no longer act for public companies with U.S. financial reporting requirements. By resolution dated November 7, 2003, the board of directors of the Company accepted the resignation of Steele & Company as its auditor and resolved that Pannell Kerr Forster be recommended to the Company's shareholders for appointment as auditor of the Company at the annual meeting to be held December 23, 2003.

The Company reports that there have been no reservations in the auditor's report of Steele & Company for the three fiscal years ending June 30, 2001, June 30, 2002 and June 30, 2003 reported on by Steele & Company. In the opinion of the Company, there have been no "Reportable Events" (as defined below) in connection with the audit of the Company's three fiscal years ending June 30, 2001, June 30, 2002 and June 30, 2003 reported on by Steele & Company.

For the purposes of this notice, National Policy Statement No. 31 of the Canadian Securities Administrators states that a Reportable Event may consist of "disagreements", "unresolved issues" and "consultations" between the Company and its former auditor, Steele & Company. Disagreements, unresolved issues and consultations are defined in the policy as follows:


DISAGREEMENTS

Disagreements refer to any matter of audit scope, accounting principles or policies or financial statements disclosure that, if not resolved to the satisfaction of the former auditor, would have resulted in a reservation in the auditor's report.

Disagreements include both those resolved to the former auditor's satisfaction and those not resolved to the former auditor's satisfaction. Disagreements should have occurred at the decision-making level, i.e. between personnel of the reporting issuer responsible for the finalization of its financial statements and the personnel of the auditor firm responsible for authorizing the issuance of audit reports with respect to the reporting issuer.

The term disagreement is to be interpreted broadly. It is not necessary for there to have been an argument to have had a disagreement, merely a difference of opinion. The term disagreement does not include initial differences of opinion, based on incomplete facts or preliminary information, that were later resolved to the former auditor's satisfaction, provided that the reporting issuer and the former auditor do not continue to have a difference of opinion upon obtaining additional facts or information.

UNRESOLVED ISSUES

Unresolved issues refer to matters which came to the former auditor's attention and which, in the former auditor's opinion, materially impact on the financial statements or audit reports (or which could have a material impact on them), where the former auditor has advised the reporting issuer about the matter and:

     (a) the former auditor has been unable to fully explore the matter and reach a conclusion as to its implications prior to a resignation or termination of the former auditor;

     (b) the matter was not resolved to the former auditor's satisfaction prior to a resignation or termination of the former auditor; or

     (c) the former auditor is no longer willing to be associated with the financial statements prepared by management of the reporting issuer.


CONSULTATIONS

Consultations refer to situations where the reporting issuer (or someone acting on its behalf) consulted the successor auditor regarding:

     (a) the application of accounting principles to a specified transaction (either proposed or completed);

     (b) the type of audit opinion that might be rendered on the reporting issuer's financial statements; or

     (c)  a disagreement as defined above;

and a written report or seriously considered oral advice was provided by the successor auditor to the reporting issuer.

Dated at Vancouver, British Columbia, this 14 day of November, 2003.

BY ORDER OF THE BOARD



Joan Jamieson, Corporate Secretary.

                           (STEELE & CO. LETTERHEAD)


November 14, 2003

British Columbia Securities Commission
P.O. Box 10142
Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

ATTENTION: STATUTORY FILINGS

Dear Sirs:

RE: CENTRAL MINERA CORP.

As required by NATIONAL POLICY STATEMENT NO. 31, we have reviewed the information contained in the Notice of Change of Auditor for the Company dated November 14, 2003, and confirm that, based on our knowledge of the information stated therein, we agree with the information contained in the said Notice.



Yours very truly,

/s/ STEELE & CO.
"STEELE & CO."
CHARTERED ACCOUNTANTS

                       (PANNELL KERR FORSTER LETTERHEAD)



A.S. Henshaw


November 14, 2003

British Columbia Securities Commission
Pacific Centre
P.O. Box 10142
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

We have reviewed the Notice of Change of Auditor of Central Minera Corp. dated November 14, 2003, and confirm that, based on our knowledge of the information stated therein, we agree with the information in the Notice.

Sincerely,

/s/ Pannell Kerr Forster
Pannell Kerr Forster
By: /s/ A.S. Henshaw

                              CENTRAL MINERA CORP.
                         #1040, 885 WEST GEORGIA STREET
                              VANCOUVER, BC V6C 3E8
                               TEL: (604) 687-6191
--------------------------------------------------------------------------------


TO:       The shareholders of Central Minera Corp.

AND TO:   British Columbia Securities Commission
          P.O. Box 10142, Pacific Centre
          701 West Georgia Street
          Vancouver, British Columbia  V7Y 1L2


The undersigned, on behalf of the Board of Directors of Central Minera Corp. (the "Board"), hereby confirms that the Board has reviewed the attached Notice of Change of Auditor; the letter from the former auditor of the company, Steele & Company; and the letter from the successor auditor of the company, Pannell Kerr Forster.

Dated at Vancouver, British Columbia this 14 day of November, 2003.

By and on behalf of the Board of Directors of Central Minera Corp.



"Joan Jamieson"

Joan Jamieson, Corporate Secretary.

                                 BC FORM 53-901F
                              (Previously Form 27)

                        SECURITIES ACT (BRITISH COLUMBIA)

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
          OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES


1.   REPORTING ISSUER

     Central Minera Corp.
     #1040, 885 West Georgia Street
     Vancouver, British Columbia  V6C 3E8

     ("Central Minera" or the "Corporation").


2.   DATE OF MATERIAL CHANGE

     November 14, 2003


3.   PRESS RELEASE

     Date of Issuance:     November 14, 2003

     Place of Issuance:    Vancouver, British Columbia


4.   SUMMARY OF MATERIAL CHANGE

     Steele & Company has resigned as auditor. The board of directors is recommending Pannell Kerr Forster be appointed as auditor at the annual meeting of the shareholders to be held December 23, 2003.


5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Central Minera Corp. announces that its current auditor, Steele & Company has resigned from acting as auditor of the Company. Central Minera's board of directors is recommending to its shareholders that Pannell Kerr Forster be appointed as Central Minera's auditor at the annual meeting of shareholders to be held December 23, 2003. In the opinion of Central Minera, there have been no "Reportable Events" (as such term is defined in National Policy #31) in connection with the audit of Central Minera's three fiscal years ending June 30, 2001, June 30, 2002 and June 30, 2003 reported on by Steele & Company.


6.   RELIANCE ON SECTION 85(2) OF THE ACT

     Not applicable.


7.   OMITTED INFORMATION

     Not applicable.

8.   SENIOR OFFICERS

     For further information contact:

     Michael Cytrynbaum
     President

     Telephone:   (604) 687-6191
     Fax:         (604) 669-0131


9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 14th day of November, 2003.


                                            CENTRAL MINERA CORP.


                                            Per: "Michael Cytrynbaum"


                                            Michael Cytrynbaum, President

                              CENTRAL MINERA CORP.
                                   SUITE 1040
                            885 WEST GEORGIA STREET,
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 3E8
                             TELEPHONE: 604-687-6191
                                FAX: 604-669-0131


OTC SYMBOL: CENMF.PK                                                     NR05-03
                            N E W S  R E L E A S E

NOVEMBER 14, 2003 - VANCOUVER, BRITISH COLUMBIA - Central Minera Corp. announces that it's current auditor, Steele & Company has resigned from acting as auditor of the Company. Central Minera's board of directors is recommending to its shareholders that Pannell Kerr Forster be appointed as Central Minera's auditor at the annual meeting of shareholders to be held on December 23, 2003. In the opinion of Central Minera, there have been no "Reportable Events" (as such term is defined in National Policy #31) in connection with the audit of Central Minera's three fiscal years ending June 30, 2001, June 30, 2002 and June 30, 2003 reported on by Steele & Company.

The Company has a direct equity interest in Cactus Gold Corp., a private precious metals development company, represented by holdings of 1.8 million shares. Cactus is developing precious metals properties in southern Nevada.

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Cytrynbaum"


Michael Cytrynbaum,
President

     This release contains "forward looking statements" within the meaning of
     Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events of performance are not statements of historical fact and may be "forward looking statements". Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Factors which may cause actual results to differ include availability of financing when needed, inability to establish reserves, environmental permitting regulations and requirements, weather, unforeseen technical difficulties, unusual and unexpected geological formations and other factors set forth in the Company's filings on Form 20F with the Securities and Exchange Commission. Forward looking statements in this news release may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could", or "might" occur.

BRITISH COLUMBIA                                            QUARTERLY REPORT
SECURITIES COMMISSION                                       BC FORM 51-901F
                                                            (previously Form 61)
--------------------------------------------------------------------------------



                              CENTRAL MINERA CORP.


                        Period ending September 30, 2003




------------------------------------------------------------------------------------------------------------------------------------
                          ISSUER DETAILS                                   FOR QUARTER ENDED                  DATE OF REPORT
                          NAME OF ISSUER                                                                        (YY/MM/DD)

Central Minera Corp.                                                       September 30, 2003                   2003/11/14
------------------------------------------------------------------------------------------------------------------------------------
                                                           ISSUER ADDRESS

1040 - 885 West Georgia Street
------------------------------------------------------------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                                                    ISSUER FAX NO.                ISSUER TELEPHONE NO.

Vancouver, British Columbia, V6C 3E8                                         (604) 669-0131                   (604) 687-6191
------------------------------------------------------------------------------------------------------------------------------------
CONTACT NAME                                                               CONTACT'S POSITION               CONTACT PHONE NO.

Barbara West                                                                                                  (604) 687-6191
------------------------------------------------------------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                                                     WEB SITE ADDRESS

barbwest@look.ca                                                           N/A
------------------------------------------------------------------------------------------------------------------------------------


CERTIFICATE

The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

------------------------------------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                                PRINT FULL NAME                            DATE SIGNED
                                                                                                               (YY/MM/DD)

                       "MICHAEL CYTRYNBAUM"                         Michael Cytrynbaum                         2003/11/14
------------------------------------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                                PRINT FULL NAME                            DATE SIGNED
                                                                                                               (YY/MM/DD)

                         "MURRAY KOSICK"                            Murray Kosick                              2003/11/14
------------------------------------------------------------------------------------------------------------------------------------

                               CENTRAL MINERA CORP
                          (A Development Stage Company)

                                  BALANCE SHEET
                           (in United States dollars)
                      (unaudited - prepared by management)

                                                 SEPTEMBER 30           JUNE 30
                                                     2003                 2003
                                                 --------------------------------
                ASSETS
CURRENT ASSETS
  Cash and cash equivalents                      $     53,943        $     65,569
  Accounts receivable and prepaid expenses              1,396              19,143
  Marketable securities                                 8,513               8,513
                                                 --------------------------------
                                                 $     63,852        $     93,225

CAPITAL ASSETS                                          2,030               2,109
MINERAL PROPERTIES AND INTERESTS                            2                   2
                                                 --------------------------------
                                                 $     65,884        $     95,336
                                                 ================================
             LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities       $     22,222        $     24,209
                                                 --------------------------------


      SHARE CAPITAL AND DEFICIT


Convertible debentures (note 7)                                           300,000
Share capital (note 4)                             41,847,541          41,547,541
Deficit                                           (41,803,879)        (41,776,414)
                                                 --------------------------------
                                                       43,662              71,127
                                                 --------------------------------
                                                 $     65,884        $     95,336
                                                 ================================

See accompanying notes



Approved by


"Michael Cytrynbaum"
Director


"Murray Kosick"
Director

                              CENTRAL MINERA CORP
                          (A Development Stage Company)

                       STATEMENT OF OPERATIONS AND DEFICIT
                           (in United States dollars)
                      (unaudited - prepared by management)


                                                                           THREE MONTHS ENDED SEPTEMBER 30
                                                        CUMULATIVE             2003               2002
                                                      ----------------------------------------------------
EXPENSES
  Accounting & audit                                  $    693,862        $        507        $      1,279
  Consulting fees                                        1,819,816              18,694              25,589
  Amortization                                             282,390                  79                  93
  Legal                                                  1,844,837               1,086               4,298
  Office                                                   928,009                 634               3,034
  Rent                                                     726,425                   -                 157
  Salaries & benefits                                      292,708               1,455                   -
  Transfer agent and filing fees                           163,995               2,233                 406
  Travel & promotion                                     1,219,174               3,273               4,950
                                                      ------------        ------------        ------------
                                                         7,971,216              27,961              39,806
                                                      ------------        ------------        ------------

  Interest and other income                             (1,517,871)                (33)             (6,485)
  Loss (gain) on foreign exchange                           43,461                (463)             (2,679)
  Investment write-down                                  1,000,799                   -                   -
  Loss (gain) on marketable securities                     (13,961)                  -                   -
  Write - down of mineral properties                    24,724,778                   -                   -
  Loss on sale of capital assets                            11,307                   -                   -
  Allowance (recoveries) for lawsuit settlement            729,038                   -                   -
  Loss on sale of subsidiary                             8,855,112                   -                   -
                                                      ------------        ------------        ------------
                                                        33,832,663                (496)             (9,164)
                                                      ------------        ------------        ------------
NET (LOSS) FOR THE PERIOD                              (41,803,879)            (27,465)            (30,642)
DEFICIT, BEGINNING OF THE PERIOD                                 -         (41,776,414)        (41,590,526)
DEFICIT, END OF PERIOD                                $(41,803,879)       $(41,803,879)       $(41,621,168)
==========================================================================================================


NET LOSS PER COMMON SHARE                                                 $     (0.001)       $     (0.001)
----------------------------------------------------------------------------------------------------------

AVERAGE NUMBER OF OUTSTANDING SHARES                                        23,847,979          21,760,068
----------------------------------------------------------------------------------------------------------

See accompanying notes

                               CENTRAL MINERA CORP

                             STATEMENT OF CASH FLOWS
                           (in United States dollars)
                      (unaudited - prepared by management)

                                                                                 THREE MONTHS
                                                                              ENDED SEPTEMBER 30
                                                        CUMULATIVE           2003            2002
                                                      ------------        ---------        --------
CASH AND CASH EQUIVALENTS PROVIDED (USED) BY:

OPERATING ACTIVITIES
  Net loss                                            $(41,803,879)       $ (27,465)       $(30,642)
    Add: Non-cash items:
      Amortization                                         282,390               79              93
      Loss on sale of subsidiary                         8,855,112                -               -
      Loss on sale of capital assets                        11,307                -               -
      Write-down of investment                           1,000,799                -               -
      Write-down of mineral property                    24,724,777                -               -
      Stock compensation expense                             9,073                -               -
      Share consideration payable                                -                -               -
       included in allowance for lawsuit                         -                -               -
       settlement                                          375,000                -               -
                                                      ------------        ---------        --------
                                                        (6,545,421)         (27,386)        (30,549)
                                                      ------------        ---------        --------
  Net change in non-cash working capital items:
    Accounts receivable and prepaids                        (1,396)          17,747          (5,871)
    Marketable securities                                   (8,513)               -          (3,199)
    Accounts payable and accrued liabilities                22,222           (1,987)        (53,378)
                                                      ------------        ---------        --------
                                                        (6,533,108)         (11,626)        (92,997)
                                                      ------------        ---------        --------
FINANCING ACTIVITIES
  Loan and debentures payable                               21,611         (300,000)         49,152
  Funds held in trust                                            -                -         175,000
  Shares issued                                         25,691,857          300,000               -
                                                      ------------        ---------        --------
                                                        25,713,468                -         224,152
                                                      ------------        ---------        --------
INVESTING ACTIVITIES
  Mineral property expenditures                        (17,311,378)               -               -
  Investment in private company                         (1,000,799)               -               -
  Purchase of capital assets                              (814,239)               -          (2,481)
                                                      ------------        ---------        --------
                                                       (19,126,416)               -          (2,481)
INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                            53,943          (11,626)        128,674

CASH AND CASH EQUIVALENTS, BEGINNING                             -           65,569           6,021
                                                      ------------        ---------        --------
CASH AND CASH EQUIVALENTS, ENDING                     $     53,943        $  53,943        $134,695
                                                      ============        =========        ========

See accompanying notes

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2003
--------------------------------------------------------------------------------

1.   GOING CONCERN CONSIDERATIONS

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different basis of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at October 17, 2003, the Company had not reached a level of operations, which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations.


2.   CONTINUING OPERATIONS

     The Company is engaged in the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2000, the shareholders approved a change of domicile and the consolidation of shares to a maximum ratio of 1:20. The directors have not implemented these changes.


3.   BASIS OF PRESENTATION

     These financial statements have been prepared under Canadian generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited annual financial statements for the year ended June 30, 2003 and included with the Company's annual report. In the opinion of management, these financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the three-month periods ended September 30, 2003 and 2002. Interim results are not indicative of the results of operations for the full year.

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2003
--------------------------------------------------------------------------------


4.   SHARE CAPITAL:

     (a)  Authorized share capital:

          3,000,000 multiple variable voting shares without par value

          Unlimited number of subordinate voting shares without par value.

          The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate voting shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

     (b)  Issued

         Subordinate voting shares                  Price
                                                  per Share       Shares       Consideration
                                                  ------------------------------------------
         Balance, June 30, 2003                                 22,163,682
         Balance, September 30, 2003                            22,163,682       $41,547,541
         -----------------------------------------------------------------------------------

         Variable multiple voting shares

         Balance June 30, 2003                                           0       $         0
         Shares issued
           Conversion of debenture                  $.10         3,000,000       $   300,000
         -----------------------------------------------------------------------------------
         Balance, September 30, 2003                             3,000,000       $   300,000
         -----------------------------------------------------------------------------------
         Total Shares issued, September 30, 2003                25,163,682       $41,847,541
         -----------------------------------------------------------------------------------

     (c)  Incentive stock option

          The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2003
--------------------------------------------------------------------------------


4.   SHARE CAPITAL (CONTINUED):

     Details of director, employee and consultants' share purchase options are as follows:

     Balance                                   Balance
     June 30,                                  September 30,      Exercise
     2003           Expired      Exercised     2003               Price         Expiry Date
     --------------------------------------------------------------------------------------------
       600,000        -             -             600,000           $.20        December 31, 2003
     1,325,000        -             -           1,325,000           $.20        December 31, 2005
     --------------------------------------------------------------------------------------------
     1,925,000                                  1,925,000
     ----------------------------------------------------

     The weighted average exercise price of options outstanding as at September 30, 2003 is $.20 (2002 - $.20).


     (d)  Share purchase warrants:

          Details of share purchase warrants are as follows:

           Balance                                   Balance
           June 30,    Issued/                       September 30,    Exercise
           2003        (Cancelled)     Exercised     2003               Price        Expiry Date
           -------------------------------------------------------------------------------------------
           6,003,340                                 6,003,340        $.10/2wts      November 30, 2003
             966,114                                   966,114        $.10/wt.       June 5, 2005
                       3,000,000                     3,000,000        $.10/wt        July 31, 2004
           -------------------------------------------------------------------------------------------
           6,969,454   3,000,000                     9,969,454
           ---------------------------------------------------


5.   RELATED PARTIES:

     Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

     -----------------------------------------------------------------------------
                                                                   2003     2002
     -----------------------------------------------------------------------------
     Consulting or other fees paid to directors/officers
      or to companies controlled by directors/officers           $16,303   $25,589

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2003
--------------------------------------------------------------------------------


6. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("USGAAP"):

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

     a)   Income taxes

          For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.

     b)   Stock-based compensation:

          For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.

     c)   Other accounting standards:

          The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

          The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences

     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

     September 30                                2003            2002
     ------------                             ---------------------------
     Share capital, under Canadian GAAP       $41,847,541     $41,441,857
     Adjustment for APB No. 25                     12,490          21,563
     --------------------------------------------------------------------
     Share capital under U.S. GAAP            $41,860,031     $41,463,420
     --------------------------------------------------------------------

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2003
--------------------------------------------------------------------------------


6. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("USGAAP") (CONTINUED):

September 30                               2003            2002
------------                           -----------     -----------
     Deficit, under Canadian GAAP      $41,803,879     $41,624,366
     Adjustment for APB No. 25             (12,490)         21,563
     -------------------------------------------------------------
     Deficit under U.S. GAAP           $41,791,389     $41,602,803
     -------------------------------------------------------------

There is no effect on the statements of cash flow for the difference between Canadian GAAP and U.S. GAAP.


7.   CONVERTIBLE DEBENTURES

The Company has completed a convertible debenture issue of $300,000. The debentures converted into units of the Company on July 31, 2003 in the ratio of one unit for each $0.10 (3,000,000 units). Each unit consists of one variable multiple voting share and one non-transferable share purchase warrant to acquire one subordinate voting share at $0.10 per share before July 31, 2004. Related parties subscribed for $125,000 of the debentures.


8.   SEGMENTED INFORMATION

The Company is organized based on geographic areas. Information by reportable segment, to September 30, is as follows:


2003                              CANADA        USA       TOTAL
----                             -------------------------------
Operations
  Interest Income                $   (33)       $-       $   (33)
  Amortization                        79         -            79
  Administration and other        27,419         -        27,419
                                                --       -------
  Loss for the quarter           $27,465        $-       $27,465
                                 -------        --       -------
Total assets                     $65,883        $1       $65,884
                                 -------        --       -------

2002                              CANADA        USA        TOTAL
----                             ---------------------------------
Operations
  Interest Income                $    (88)       $-       $    (88)
  Amortization                         93         -             93
  Administration and other         30,637         -         30,637
                                 --------        --       --------
  Loss for the quarter           $ 30,642        $-       $ 30,642
                                 --------        --       --------

Total assets                     $161,502        $1       $161,503
                                 --------        --       --------

BRITISH COLUMBIA                                            QUARTERLY  REPORT
SECURITIES COMMISSION                                       BC FORM 51-901F
                                                            (previously Form 61)
--------------------------------------------------------------------------------



                              CENTRAL MINERA CORP.

                        Period ending September 30, 2003

---------------------------------------------------------------------------------------------
ISSUER DETAILS                               FOR QUARTER ENDED         DATE OF REPORT
NAME OF ISSUER                                                           (YY/MM/DD)

Central Minera Corp.                         September 30, 2003          2003/11/14
---------------------------------------------------------------------------------------------
ISSUER ADDRESS

1040 - 885 West Georgia Street
---------------------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                      ISSUER FAX NO.       ISSUER TELEPHONE NO.

Vancouver, British Columbia, V6C 3E8           (604) 669-0131          (604) 687-6191
---------------------------------------------------------------------------------------------
CONTACT NAME                                 CONTACT'S POSITION      CONTACT PHONE NO.

Barbara West                                                           (604) 687-6191
---------------------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                       WEB SITE ADDRESS

barbwest@look.ca                             N/A
---------------------------------------------------------------------------------------------


CERTIFICATE
The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

-----------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME          DATE SIGNED
                                                        (YY/MM/DD)

"Michael Cytrynbaum"           Michael Cytrynbaum       2003/11/14
-----------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME          DATE SIGNED
                                                        (YY/MM/DD)

"Murray Kosick"                Murray Kosick            2003/11/14
-----------------------------------------------------------------------

                                  SCHEDULE "B"

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2003
--------------------------------------------------------------------------------


1.   ANALYSIS OF EXPENSES AND DEFERRED COSTS:

QUARTER TO SEPTEMBER 30, 2003 COMPARED TO THE QUARTER TO SEPTEMBER 30, 2002

     During the quarter to September 30, 2003 the company incurred a loss of $27,465, as compared to a loss of $30,642 for the quarter to September 30, 2002. The significant variances are as follows:

          Consulting Fees                  6,900    Change in rates charged
          Other income                    (6,400)   Option payment rec'd in 2002
          Other expenses                     500    Cost reductions
          Foreign Exchange                 2,200    Exchange rate fluctuations
--------------------------------------------------------------------------------
          (Increase) decrease in loss
          for the period                   3,200
--------------------------------------------------------------------------------


2.   TRANSACTIONS WITH RELATED PARTIES:

     Refer to Note 5 of the Financial Statements (Schedule "A").

3.   SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:

     Convertible debentures - Refer to Note 7 of the Financial Statements
                              (Schedule "A")
     Authorized Share Capital - Refer to Note 4 (a) of the Financial Statements
                                (Schedule "A")
     Issued Share Capital - Refer to Note 4 (b) of the Financial Statements
                            (Schedule "A")
     Options & Warrants - Refer to Note 4 (c) and (d) of the Financial
                          Statements (Schedule "A")

4.   SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD:

     Refer to Note 4 of the Financial Statements (Schedule "A")

5.   DIRECTORS AND OFFICERS:

     Michael Cytrynbaum                 President and Director

     Murray Kosick                      Director

     Reinhard Siegrist                  Director

     Carlo Civelli                      Vice-President, Finance, Europe

     Joan Jamieson                      Corporate Secretary

     Barbara West                       Assistant Corporate Secretary

                                  SCHEDULE "C"

CENTRAL MINERA CORP.

September 30, 2003
--------------------------------------------------------------------------------


MANAGEMENT DISCUSSION AND ANALYSIS

CURRENT OPERATIONS

     Central Minera Corp. (the "Company") was largely inactive during the quarter to September 30, 2003. On July 31, 2003 the convertible debenture was deemed to have been converted into units of the Company in the ratio of one unit for each $0.10 (3,000,000 units). Each unit consists of one variable multiple voting common share and one non-transferable share purchase warrant to acquire one subordinate voting common share at $0.10 (originally $0.30) per share before July 31, 2004.


GENERAL

The Company has a limited history of operations and has not generated any operating revenues.
The Company's assets currently consist of:

o a 25% interest in five mineral claims in the Mackenzie Mining District in the Northwest Territories;

o a 100% interest in the California Mine Crown Grants situated in the Kootenay Land District of British Columbia. An unrelated third party held an option to acquire all of the Company's interest in these claims and has advised that it will not be exercised. As a result, all payments made under the option agreement have been forfeited and all rights and interest in the property revert to the Company.

o a 15.72% interest in Cactus Gold Corp ("Cactus"), a private Nevada corporation which owns certain mining properties including the Josh Claim.

                                  SCHEDULE "C"

CENTRAL MINERA CORP.

September 30, 2003
--------------------------------------------------------------------------------

DISCUSSION OF OPERATIONS

     During the quarter to September 30, 2003 the company incurred a loss of $27,465, as compared to a loss of $30,642 for the quarter to September 30, 2002. The significant variances are as follows:

           Consulting Fees                6,900    Change in rates charged
           Other income                  (6,400)   Option payment rec'd in 2002
           Other expenses                   500    Cost reductions
           Foreign Exchange               2,200    Exchange rate fluctuations
--------------------------------------------------------------------------------
           (Increase) decrease in loss
           for the period                 3,200
--------------------------------------------------------------------------------


FINANCING
     During the quarter to September 30, 2003 a $300,000 convertible debenture was deemed to have been converted to share capital.


LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2003 the Company had working capital of $42,000 as compared to a working capital of $69,000 at September 30, 2002. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. Cumulatively from the Company's inception, it has raised $25,691,857 through the sale of its shares.

The company's major use of funds has been operations and mineral property expenditures. During the quarter to September 30, 2003 the Company spent $11,000 on operations ($129,000 in the quarter to September 30, 2002). In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage. In the quarter to September 30, 2003, the Company spent nothing on mineral properties.

                                  SCHEDULE "C"

CENTRAL MINERA CORP.

September 30, 2003
--------------------------------------------------------------------------------


FORWARD LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934k, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed in the Company's Form 20-F. Important risks include the company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves, risks associated with the property title, currency fluctuation, metal prices, environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                              CENTRAL MINERA CORP.
                         1040 - 885 West Georgia Street
                           Vancouver, British Columbia
                                     V6C 3E8
                                 (604) 687-6191



November 24, 2003



British Columbia Securities Commission
9th Floor
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

ATTENTION: EXECUTIVE DIRECTOR

Dear Sirs,

RE: CENTRAL MINERA CORP. (THE "COMPANY")
    MAILING ON NOVEMBER 24, 2003

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all the persons on the Supplementary Mailing List maintained at the offices of the Company's transfer agent, Pacific Corporate Trust Company:

     o    Interim Financial Statements for the 1st Quarter ending September 30,
          2003
     o    Schedules B and C

Yours truly,

CENTRAL MINERA CORP.

"Barbara West"

Barbara West

cc: Pacific Corporate Trust Company
    Getz Prince Wells
    Campion Macdonald